Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Starfield Resources Announces Final Core Assay Results From 2008
           Exploration Program

           <<
           Native Gold Discovered in Till Sample TDS6-084,
           Intervals Grading up to 0.76 g/t Au at Y Lake Trend, and
           Interval Assaying 9.27 g/t Pt at Ferguson Lake West Zone
           >>

           TORONTO, March 2, 2009 /CNW/ - Starfield Resources Inc. (TSX: SRU/OTCBB:
SRFDF) today announced assay results from the final core samples obtained from holes drilled during the 2008 exploration program at the Company's Ferguson
Lake project in Nunavut.
           "The 2008 drilling and exploration season was very successful," said
Andre Douchane, President and CEO. "Based on the 2008 results, we believe that the resource study currently underway will allow us to upgrade more of the inferred resource to an indicated resource. During 2008, we identified more intercepts in the low-sulphide, high-grade PGM mineralization, which occurs in the footwall beneath the Ferguson Lake massive sulphide deposit. Of particular significance is hole FL08-414 which assayed 9.27 g/t platinum. This hole extends the main area of the high-grade low-sulphide mineralization further west. This additional information should add to our understanding of the geology and geometry of this mineralization, and allow us to begin building a resource model."
           "The exploration effort outside of the Ferguson Lake project was extremely fruitful," added Mr. Douchane. "Through drilling, we gathered important information on the Grizzly Trend, the North Zone, and the Y Lake
Trend. Y Lake was particularly productive, returning up to 0.76 g/t of gold.
Additionally, a diamond was discovered in a till sample, very close to an area previously identified as highly prospective for diamonds. The entire 2008 exploration effort, which included drilling, area reconnaissance, data review, processing of till samples, and further chip sampling, allowed us to adjust our land position to where we can focus on the most favourable areas surrounding the discoveries."
           Assay results for the final five holes from the 45-hole 2008 drilling program on the West Zone are detailed in the Table 1. The intervals listed are drill core lengths and do not necessarily depict true width.

           <<
           Table 1 - West Zone Assay Results
           -------------------------------------------------------------------------
           Hole No.    From    To     Interval  Pt     Pd
                       (m)     (m)      (m)    (g/t)  (g/t)    Cu      Ni      Co
           -------------------------------------------------------------------------
           FL08-414    91.10   92.55    1.45    0.04   0.30   1.08%   0.09%   0.01%
                     ---------------------------------------------------------------
                      156.00  157.60    1.60    9.27   2.89  (less   (less    0.01%
                                                              than)   than)
                                                              0.01%   0.01%
                     ---------------------------------------------------------------
                      181.70  187.50    5.80    0.20   2.50   0.52%   0.51%   0.06%
           -------------------------------------------------------------------------
           FL08-415   176.25  178.00    1.75    0.47   2.38   1.37%   0.43%   0.09%
                     ---------------------------------------------------------------
                      178.90  188.10    9.20    0.62   3.26   0.60%   0.62%   0.07%
           -------------------------------------------------------------------------
           FL08-416A  156.15  158.80    2.65    0.10   1.08   0.64%   0.42%   0.06%
                     ---------------------------------------------------------------
                      159.83  167.44    7.61    0.07   0.94   0.60%   0.44%   0.05%
                     ---------------------------------------------------------------
                      219.50  223.47    3.97    0.63   3.16   (less   0.02%   (less
                                                               than)           than)
                                                              0.01%           0.01%
           -------------------------------------------------------------------------
           FL08-417    71.45   72.40    0.95    0.20   1.48   1.06%   0.46%   0.05%
                     ---------------------------------------------------------------
                      117.50  119.00    1.50    2.41   1.52   0.04%   0.02%   (less
                                                                               than)
                                                                              0.01%
                     ---------------------------------------------------------------
                      173.10  175.35    2.25    0.18   2.31   0.65%   0.44%   0.06%
           -------------------------------------------------------------------------
           FL08-422   155.00  156.42    1.42    0.11   0.70   1.06%   0.26%   0.02%
           -------------------------------------------------------------------------
           >>

           North Zone

           During the 2008 exploration program, five widely spaced angle holes were completed in the North Zone, totaling 2,167 metres. The holes intersected intervals of sub-massive sulphides, as well as veinlet controlled and disseminated sulphides.

           Y Lake Trend

           Three widely spaced angled core holes, totaling 1,243 metres, were completed on the Y Lake trend during the 2008 exploration drilling program.
These holes intersected sulphide-bearing intervals that contained geochemically anomalous copper (up to 681 ppm), nickel (up to 1,475 ppm), silver (up to 1,130 ppb), gold (up to 0.76 g/t), arsenic (up to 1,005 ppm), and tellurium (up to 0.55 ppm).

           Grizzly Trend

           One angled hole, totaling 420 metres was completed on the Grizzly Trend during 2008. This hole intersected several intervals of veinlet controlled and disseminated sulphides containing anomalous copper (up to 815 ppm), silver (up to 1,170 ppb) and tellurium (up to 0.34 ppm).
           The elements arsenic and tellurium are commonly associated with gold mineralization in many gold deposits. Since they occur in higher geochemical concentrations than gold, they often serve as good indicators, as well as pathfinders, to gold mineralization. As a result, they may be used to vector or direct exploration to the part of a hydrothermal system having the highest exploration potential.
           "This gold potential is supported by the presence of anomalous gold values obtained locally in outcrops, as well as the recent discovery of dendritic gold in a grain of quartz found in sample TS6-084, which occurs near the southwest end of the Y Lake Trend," said Ray Irwin, Vice President of
Exploration. "Based on these encouraging results, additional drilling is warranted in the Y Lake area to further test the area's gold potential.
           This drilling would reduce the lateral spacing between existing drill holes, plus examine the target down dip. As well, the encouraging base metal and silver results obtained in the solitary hole completed on the Grizzly trend, warrants additional drilling along strike and down dip on this target to further evaluate its potential."
           Starfield's diamond drilling, logging and sampling was overseen by Ray
Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release. The samples were prepared at Starfield's facilities at Ferguson Lake under the supervision of SGS personnel and shipped to SGS Mineral Services in Lakefield, Ontario.

           About Starfield

           Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

           Forward-Looking Statements

           This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"
"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the
Canadian Securities Administrators' website located at www.sedar.com. The
Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

           <<
           -------------------------------------------------------------------------
           Starfield Resources Inc. investors may also participate in the Company's online community at http://www.agoracom.com/ir/Starfield.

                                    www.starfieldres.com
           >>
           %SEDAR: 00009374E          %CIK: 0001074795

           /For further information: Andre J. Douchane, President and CEO, (416)
860-0400 ext. 222, adouchane(at)starfieldres.com; Greg Van Staveren, Chief
Financial Officer, (416) 860-0400 ext. 223, gvanstaveren(at)starfieldres.com;
Connie Anderson, Investor Relations, (416) 860-0400 ext. 228,
canderson(at)starfieldres.com/
           (SRU. SRFDF)

CO:  Starfield Resources Inc.

CNW 06:00e 02-MAR-09